(415) 856-7049
robertpurcell@paulhastings.com
November 9, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tim Buchmiller
Re: Registration Statement on Form S-1 (file no. 333-145354) of Vermillion, Inc.
Dear Mr. Buchmiller:
As a follow up to our telephone conversations with the staff of the Division of Corporation Finance (the “Staff”) on November 7, 2007 and November 8, 2007, we are filing this letter on behalf of Vermillion, Inc. (the “Company”) to provide the Staff with certain supplemental information relating to the warrants exercisable for shares of the Company’s common stock some of which are proposed to be registered in the above referenced registration statement (the “Registration Statement”). The information below updates and supersedes the related information which was set forth in the Company’s responses to the Staff’s comments dated October 15, 2007 which were filed via EDGAR on October 30, 2007.
The Company supplementally advises the Staff that the form of the warrants which were issued in the Company’s private placement which closed on August 29, 2007 (the “Private Placement”), which is attached as Exhibit C to the Securities Purchase Agreement relating to the Private Placement which was filed as Exhibit 10.57 to the Registration Statement, contains a provision limiting a warrant holder’s exercise of its warrant if such holder would beneficially own more than 4.99% of the Company’s outstanding common stock following such exercise. This limitation provision is bracketed in the form of warrant with a notation that such provision is to be included in the warrant at the request of the purchaser. All of the warrants issued in the Private Placement contain such limitation except for those held by Oppenheimer & Co. Inc., Quest Diagnostics Incorporated and Phronesis Partners L.P.
The Company plans to file as a separate exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 the form of warrant with a schedule listing all of the warrants issued and indicating which warrants do not contain such beneficial ownership limitation provision. The Company will incorporate this exhibit by reference into Amendment No. 1 to the Registration Statement when filed.

November 9, 2007

If you have any further questions or concerns please feel free to contact me at (415) 856-7049.

Sincerely,
/s/ Robert Purcell
Robert Purcell
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Gail S. Page, Chief Executive Officer, Vermillion, Inc.